United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
China Armco Metals, Inc.
(Name of Issuer)
COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)
16936C 108
(CUSIP Number)
Kexuan Yao
c/o China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo,  California  94403
(650) 212-7620
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 07, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Yao Kexuan

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  5,300,000 *

  Shared Voting Power

  0

  Sole Dispositive Power

  5,300,000 *

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  5,300,000*

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  52.48%

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

*See Item 5.

Item 1. Security and Issuer

The class of equity security to which this Schedule 13D relates is common stock, par value $0.001, of China Armco Metals, Inc., a Nevada corporation (the “Company”), with its address located at One Waters Park Drive, Suite 98, San Mateo, CA 94403.

Item 2. Identity and Background

  Name

  This Schedule 13D is being filed by Kexuan Yao.

  Residence or Business Address

  Mr. Yao’s address is c/o China Armco Metals, Inc., One Waters Park Drive, Suite 98, San Mateo, CA 94403.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Mr. Yao is the Chief Executive Officer of the Company.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the past five years, Mr. Yao has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the pas five years, Mr. Yao has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

  Citizenship

  Mr. Yao is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On January 7, 2009, Mr. Kexuan Yao exercised his call rights to purchase 5,300,000 shares of the Company’s Common Stock from Ms. Feng Gao, pursuant to the Call Option Agreement dated June 27, 2008, as amended on December 18, 2008, at an exercise price of $0.001 per share.

Item 4. Purpose of Transaction

As noted in Item 3 above, Mr. Kexuan Yao exercised his call rights to purchase 5,300,000 shares of the Company’s Common Stock from Ms. Feng Gao, pursuant to the Call Option Agreement. Mr. Yao acquired these shares for investment purposes.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  Mr. Yao is the beneficial owner of 5,300,000 shares of common shares of the Company, representing approximately 52.48% of the outstanding common stock of the Company.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Mr. Yao has the sole power to vote and the sole power to dispose of 5,300,000 common shares of the Company.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  The only transaction in the Company’s common shares that was effected by Mr. Yao during the past 60 days is that described in this Schedule 13D.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not applicable.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of a Call Option Agreement entered into between Kexuan Yao and Feng Gao, dated June 27, 2008, as amended on December 18, 2008, Mr. Yao has the right to purchase from Ms. Gao: (i) 1,325,000 shares upon entry by Mr. Yao and Armco & Metawise (HK), Ltd. (“Armco”), a subsidiary of registrant, into a binding employment agreement for a term of not less than three years for Mr. Yao to serve as the Chief Executive Officer and Chairman of registrant’s subsidiaries Armet (Lianyungang) Renewable Resources Co., Ltd. and Henan Armco & Metawise Trading Co., Ltd.; (ii) 1,325,000 shares upon the U.S. Securities and Exchange Commission declaring a registration statement filed by the registrant under the Securities Act of 1933 effective, or, investors who purchase common stock from the registrant pursuant to a securities purchase agreement to be entered into between registrant and the investors, being able to sell their common stock under Rule 144, as then effective under the U.S. Securities Act of 1933, as amended; (iii) 1,325,000 shares upon Armco and its Subsidiaries achieving not less than $4,000,000 in pre-tax profits, as determined under United States Generally Accepted Accounting Principles consistently applied (“US GAAP”) for the nine month period year ending September 30, 2008; and (iv) 1,325,000 upon Armco and its Subsidiaries achieving not less than $40,000,000 in Gross Revenues, as determined under US GAAP for the nine month period year ending September 30, 2008.

Other than the agreements as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Call Option Agreement between Kexuan Yao and Feng Gao dated June 27, 2008. (Previously filed as Exhibit 10.6 to the Company’s Form 8-K dated July 1, 2008).

10.2 Amendment to Call Option Agreement between Kexuan Yao and Feng Gao dated December 18, 2008. (Previously filed as Exhibit 10.2 to the Company’s Form 8-K dated January 13, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date
/s/ Kexuan Yao
Signature
Kexuan Yao
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)